

August 11, 2010

Benjamin Cherniak
President & Director
Online Disruptive Technologies, Inc.
3120 S. Durango Dr., Suite 305
Las Vegas, NV 89117

   Re: Online Disruptive Technologies, Inc.
      Registration Statement on Form S-1
      Filed August 10, 2010
      File No. 333-168698

Dear Mr. Cherniak:

   This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we noted the following deficiencies in your filing:

1. We note the financial statements included in your registration statement were audited by Main Amundson and Associates. Pursuant to Rule 2100 of the Public Company Accounting Oversight Board (PCAOB), each public accounting firm that prepares or issues any audit report with respect to any issuer must be registered with the Board. It appears your independent auditors are not registered with the PCAOB and accordingly their Independent Auditors Report cannot be used in your registration statement and your financial statements are considered to be not audited and materially deficient. Please have your financial statements re-audited by a properly registered accounting firm.

2. In addition, please ensure that the audit is conducted in accordance the standards of the Public Company Accounting Oversight Board (United States) and that the report of your independent auditor properly refers to such standards. In this regard, we note your current auditors conducted their audit in accordance with U.S. generally accepted auditing standards. We refer you to paragraph 3 of Auditing Standard No. 1, SEC Release No. 34-49708 and Article 2-02 of Regulation S-X.

3. We note that on March 24, 2010, Online Disruptive purchased 100% of the outstanding stock of RelationshipScoreboard.com Entertainment, Inc. in exchange for 16.0 million shares of the company's common stock. As this appears to be a reverse acquisition, your registration statement should include the historical financial statements as required by Rule 8-02 and 8-03 of Regulation S-X of the accounting acquirer (RelationshipScoreboard.com) and should only reflect the acquisition of the legal

acquirer (Online Disruptive) from the date of acquisition. In addition, it is unclear why the March 24, 2010 transaction resulted in $159,967 of goodwill. Please explain or revise your financial statements accordingly.

For these reasons, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 if you have questions. If you need further assistance you may me (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (604) 687-6314
        Bernard Pinsky, Esq.
        Clark Wilson, LLP